EXHIBIT 21.1

Subsidiaries of the Registrant
As of December 31, 2018

Name of Subsidiary	Jurisdiction of Incorporation

WVLT-TV, Inc.	Georgia
Gray Television Group, Inc.	Delaware
Gray Television Licensee, LLC	Delaware
Riverwatch Augusta Land, LLC	Delaware
Gray Escrow, Inc.	Delaware